SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Hayward Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

421298100
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 421298100	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
Alberta Investment Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Alberta, Canada
	5	SOLE VOTING POWER:
		22,901,636(1)
Number of	6	SHARED VOTING POWER:
Shares
Beneficially		0
Owned by	7	SOLE DISPOSITIVE POWER:
Each Reporting
Person With		22,901,636(1)
	8	SHARED DISPOSITIVE POWER:

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,901,636(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

10.8% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

FI

(1) These shares are owned directly by PE16PX Rocky Mountain Ltd. and PE16GV Rocky Mountain Ltd. All of the interests of these two entities are held by the reporting person as bare trustee on behalf of its clients.

(2) Based on a total of 211,276,558 shares of common stock of the issuer outstanding as of October 31, 2022, as disclosed in the issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022.

CUSIP No. 421298100	Page 3 of 5 Pages

Item 1(a).	Name of Issuer

Hayward Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

1415 Vantage Park Drive

Suite 400 Charlotte, NC 28203

Item 2(a).	Name of Person Filing

Alberta Investment Management Corporation (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if none, Residence

1600 - 10250 101 Street NW

Edmonton, Alberta T5J 3P4

Canada

Item 2(c).	Citizenship

The Reporting Person is organized under the laws of Alberta, Canada.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number

421298100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: See Item 9 on page 2.
(b)	Percent of Class: See Item 11 on page 2.
(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on page 2.
(ii)	shared power to vote or to direct the vote: See Item 6 on page 2.
(iii)	sole power to dispose or to direct the disposition of: See Item 7 on page 2.
(iv)	shared power to dispose or to direct the disposition of: See Item 8 on page 2.

CUSIP No. 421298100	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Pursuant to the Alberta Investment Management Corporation Act, SA 2007 c A-26.5, the Reporting Person provides investment management services for a diverse group of Alberta public sector clients, including Alberta public sector pension plans and provincial endowment funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

MSD Aqua Partners, certain affiliates of CCMP Capital Advisors, LP (“CCMP”) and the Reporting Person (collectively, the “Stockholders”) are parties to a Stockholders' Agreement (“Stockholders' Agreement”) with the Issuer, which contains, among other things, certain provisions relating to the timing and manner of disposition of shares of the Issuer.

By virtue of the Stockholders’ Agreement and the obligations and rights thereunder, the Reporting Persons may be deemed to be acting as a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with the other Stockholders and/or certain of their affiliates. Based in part on information provided by the other Stockholders, such a “group” would be deemed to beneficially own an aggregate of 136,347,866 shares of Common Stock, which represents 64.5% of the Common Stock of the Issuer, as of October 31, 2022. The Reporting Person expressly disclaims beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Stockholders’ Agreement and accordingly, disclaims beneficial ownership over any shares of Common Stock beneficially owned by such group (other than the shares of Common Stock set forth on page 2 of this Schedule 13G).

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 421298100	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023

ALBERTA INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Jessica Reddy
Name: Jessica Reddy
Title: Acting Chief Compliance Officer